FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release regarding January-December 2025 Results

Item 1

Santander delivers record full-year results, adding eight million customers to 180 million, with earnings per share up 17%

The board has approved today a new €5 billion share buyback programme

Profit rose 12% to €14,101 million in 2025, marking the fourth consecutive year of record results

Return on tangible equity (RoTE) post-AT1 increased to 16.3%

The CET1 capital ratio reached a new all-time high of 13.5%

Madrid, 3 February 2026 - PRESS RELEASE

•	Revenue met the target (€62.4 billion), with the bank achieving record net fee income (+5% yoy)[1].

•	Operating expenses fell by 1%, reflecting the bank’s transformation towards a simpler, more digital and globally integrated model. As a result, the efficiency ratio improved to 41.2%.

•	Loan-loss provisions were stable with a solid cost of risk at 1.15%, on the back of proactive risk management, low unemployment rates and easing monetary policies in most countries.

•	In the fourth quarter, attributable profit reached a new record of €3,764 million, up 15% year-on-year.

•	Santander reiterated its commitment to distribute at least €10 billion from 2025-26 earnings and excess capital through share buybacks, with €5 billion approved today and for which regulatory approvals have been received[2].

•	Santander achieved all its targets for 2025: €62.4 billion in revenue; mid-high single digit growth in net fee income; lower costs in euros; cost of risk of 1.15%; RoTE of 16.3% post-AT1; and a CET1 ratio of 13.5%.

•	For 2026, excluding perimeter impacts, the bank is targeting mid-single-digit revenue growth and lower costs in constant euros, higher profits and a CET1 ratio of 12.8-13%[3].

•	Following the acquisition of Webster, in 2027 the bank expects double-digit revenue growth, positive operational leverage, mid teens profit growth in constant euros[4] and the CET1 ratio over 13%. And for 2028, over 20% RoTE[3].

Ana Botín, Banco Santander executive chair, said:

“Today’s full-year 2025 results mark another year of record performance and the successful delivery of our three-year strategic plan. We added eight million customers, achieved record net fee income, reduced costs and increased earnings per share by 17%, while maintaining a strong capital position with a CET1 ratio of 13.5%.

These results reflect the continued impact of our ONE Transformation strategy, disciplined capital allocation and the strength of network effects across our global businesses. The deployment of shared global platforms is improving customer experience while reducing cost-to-serve, driving sustained operational leverage and a reduction in our cost-to-income ratio from 45.8% to 41.2% over the past three years.

We also announced the acquisition of Webster in the United States, a highly attractive transaction that will nearly double our RoTE in the US to 18% by 2028, deliver around 7-8% earnings per share accretion for the group and generate returns on invested capital of approximately 15%.

This is an exciting step forward and strategically significant for Santander US, creating a stronger bank for our customers and communities, and led by a talented team.

1 Notes at the end of the press release.

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Webster is one of the most efficient and profitable banks in its peer group, and together we will create a top-ten national retail and commercial bank by assets in one of the world’s largest banking markets.

Following completion, which is expected in the second half of 2026 subject to customary approvals, we will maintain our CET1 ratio at the top end of our target range, and we are today launching a new €5 billion share buyback programme.

While geopolitical conditions are more volatile than last year, the base-case globalmacroeconomic outlook remains positive for Santander. The U.S. economic outlook is stronger than expected, Europe is gaining momentum and Latin America stands out as a clear winner in terms of competitiveness in the new global context.

Looking ahead, we expect revenue to continue to grow while costs decline in constant euros, supporting higher profits in 2026 and 2027, with group RoTE expected to exceed 20% by 2028.

We will share further details on our next strategic cycle at our Investor Day on 25 February 2026.”

Underlying income statement*

EUR million

	2025	2025 v 2024	2025 v 2024 (ex FX)	Q4’25	Q4’25 v Q4’24	Q4’25 v Q4’24 (ex FX)
Total income	62,390	0%	+4%	16,113	+1%	+2%
Operating expenses	-25,725	-1%	+2%	-6,592	-3%	0%
Net operating income	36,665	+1%	+5%	9,521	+3%	+5%
Net loan-loss provisions	-12,411	+1%	+6%	-3,302	+6%	+8%
Profit before tax	20,867	+10%	+13%	5,367	+17%	+19%
Attributable profit	14,101	+12%	+16%	3,764	+15%	+18%

(*) All references to variations in constant euros include Argentina in current euros. Summary of statutory figures at the end of this press release.

Underlying business performance

All variations are year-on-year unless otherwise stated.

Banco Santander reported an attributable profit of €14,101 million in 2025, up 12% year-on-year (or +16% in constant euros), marking another record year, with total customers reaching 180 million for the first time after adding eight million customers in the year. Strong results were driven by resilient net interest income, record fees and efficiency gains, with continued improvement in credit quality. Fourth-quarter attributable profit reached €3,764 million (+15%), marking the seventh consecutive quarter of record results.

The group continued to increase profitability and create value for shareholders, achieving a return on tangible equity (RoTE) of 16.3% (+0.8 percentage points) post-AT1, earnings per share (EPS) of €0.91 (+17%) and tangible net asset value (TNAV) per share of €5.76 at year-end 2025. Including cash dividends paid during the year, total value creation (TNAV plus cash dividend per share) rose by 14%.

Customer funds grew 6% year-on-year in constant euros, with deposits up 5% and mutual funds up 14% in constant euros, reflecting higher customer activity and positive market dynamics. Loans rose 4% in constant euros to around €1.0 trillion, driven by growth across all businesses. This

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growth was supported by the addition of eight million customers, particularly in Retail and Consumer, as well as continued expansion in Payments and Wealth, benefitting from increased transaction volumes and customer engagement.

Total income stood at €62,390 million, flat in euros but up 4% in constant euros, driven by record net fee income of €13,661 million, up 5% (+9% in constant euros), and resilient net interest income (+3% in constant euros excluding Argentina). This reflects robust customer activity, which offset the impact of a less favourable interest rate environment in several markets.

Costs improved (-1% in current euros) as the group continued to leverage its shared global platforms and services, simplified its structure and tightened cost discipline across businesses and markets. The efficiency ratio improved to 41.2%, its best level in more than 15 years, supported by continued progress in executing the ONE Transformation, the group’s multi-year programme to simplify the organization, deploy shared global platforms and services and increase scale benefits across countries and businesses. These initiatives are delivering structural efficiencies through lower costs-to-serve, productivity gains and a more efficient allocation of resources.

Loan-loss provisions were broadly stable and the cost of risk remained at 1.15%, in line with the group’s target, supported by strong credit quality, a resilient and highly-diversified loan portfolio, and proactive risk management. The non-performing loan ratio improved to 2.91% (-14 basis points), remaining at historically low levels, with a solid coverage ratio of 66%, reflecting prudent underwriting standards and continued focus on early risk identification and monitoring.

The CET1 capital ratio strengthened to 13.5%, an all-time high and well above the upper end of the bank’s operating range (12-13%). The increase was driven by strong attributable profit generation, which more than offset shareholder remuneration and other capital impacts.

Santander reiterated today its commitment to distribute at least €10 billion through share buybacks against 2025 and 2026 earnings and excess capital2. This includes a c.€5 billion share buyback approved today and for which regulatory approvals have been received, comprising c.€1.8 billion against the second-half of 2025 results, as well as c.€3.2 billion linked to excess capital from the sale of 49% of Santander Poland.

Together with the €1.7 billion share buyback already completed against first-half 2025 results, these actions bring total announced share buybacks to €6.7 billion, with further distributions expected against 2026 results and excess capital, keeping the group on track to meet its commitment. Since 2021, including the full buyback of €5 billion announced today, Santander will have returned €16.2 billion to shareholders via share buybacks, and repurchased c.18% of its outstanding shares.

In November 2025, the bank paid an interim cash dividend of 11.5 euro cents per share against 2025 earnings, up 15% compared to the same dividend last year. The total amount returned to shareholders charged against the first half of 2025 results amounted to around €3.4 billion, equivalent to approximately 50% of the group’s first-half profit.

Strategy and outlook

Santander continues to make excellent progress in executing its strategic priorities, deploying shared global platforms, simplifying the group and driving profitable growth. The strategy centres on delivering ONE Santander, combining global scale with local strength. The successful execution is reflected in strong profit growth across all five global businesses in constant euros in 2025: Retail (+9%), Consumer (+8%), CIB (+7%), Wealth (+27%) and Payments (+50% after excluding the charges recorded in the second quarter of 2024).

In this context, the group has met all its 2025 targets, including revenue of €62.4 billion; mid-high single-digit net fee income growth in constant euros (+9%); cost base down in euros (-1%); cost of risk of 1.15%; CET1 capital ratio

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of 13.5%, above the operating range of 12–13%; RoTE post-AT1 of 16.3%, and double-digit growth in TNAV per share plus cash DPS (+14%).

The group maintains a robust and diversified balance sheet, with a net loan-to-deposit ratio of around 98%, a liquidity coverage ratio (LCR) of around 150%, and continued improvements in credit quality across most businesses. Retail and Consumer remain disciplined on growth and risk; CIB continues to expand fee-based, capital-light businesses; Wealth is delivering strong inflows and record assets under management; and Payments continues to scale through global platforms, with PagoNxt achieving profit every quarter in the last five quarters, consolidating the breakeven year and growing profitability quarter after quarter.

Looking ahead, Santander expects global economic growth to remain broadly stable, supported by easing inflation and resilient labour markets across most of its core markets. Following the strong performance in 2025, Santander has set targets for 2026, excluding Poland, TSB and Webster3. The group expects the following:

Note: Data and YoY changes in constant euros, unless otherwise stated.

TNAVps + Cash DPS includes the €11.00 cent cash dividend per share paid in May 2025 and the €11.50 cent cash per share paid in November 2025, both forming part of the shareholder remuneration policy.

(1) CET1 ratio is phased-in, calculated in accordance with the transitory treatment of the CRR.

•	Revenue growth of mid-single digit in constant euros, with fee income growing faster than net interest income.

•	Costs down in constant euros.

•	Profit up, compared with €14.1 billion in 2025.

•	Cost of risk stable.

•	CET1 capital ratio 12.8-13%, within the operating range of 12–13%.

•	TNAV plus cash dividend per share: at least double-digit growth through the cycle.

Following the acquisition of Webster, the bank also expects double-digit revenue growth in constant euros in 2027, positive operational leverage, mid teens profit growth4 in constant euros, over 13% CET13. And for 2028 RoTE exceeding 20%.

Global businesses (2025 vs 2024)

To better reflect the performance of each business, the year-on-year changes provided below are presented in constant euros unless stated otherwise. Variations in current euros are available in the financial report.

Retail & Commercial Banking’s attributable profit grew 9% to €7,666 million, driven by higher fees as well as lower provisions, with effective cost and risk management. ONE Transformation is delivering solid results, with cost per active customer down 4%, higher digital sales (+15%) and strong profitability levels, with RoTE of 17.7% post-AT1. Loans rose supported by mortgages, mainly in Europe, Brazil and Mexico, with deposits (+4%) and mutual funds (+16%) up in most countries, on the back of higher transactionality.

Digital Consumer Bank’s attributable profit was €1,741 million (+8%), thanks to higher income, supported by net interest income, and to lower provisions, which more than offset a lower fiscal benefit due to reduced demand for electric vehicles. Loans rose 2%, underpinned by auto lending, especially in Europe, in a market that picked up after a weak start to the year, and in Latin America. Deposits grew 5%, supported by Openbank (+37% to €28 billion), in line with its deposit gathering strategy to reduce funding costs. The bank will gradually operate its European consumer finance businesses under the Openbank brand to further enhance its customer offering.

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CIB (Corporate & Investment Banking) reported a record attributable profit of €2,834 million (+7%), driven by solid revenue growth (+5%) supported by strong net interest income in Global Markets and fee income across all business units. The strategic focus on fee generation and capital-light businesses further improved profitability, with RoTE of 19.1% post-AT1, compared to 17.3% a year earlier, with a leading efficiency ratio of 45.5%.

Note: YoY changes in constant euros.

(*) Payments YoY variation excluding the PagoNxt write-downs in Q2’24 of our investments related to our merchant platform in Germany and Superdigital in Latin America (€243mn, net of tax and minority interests). Contribution to Group revenue as a percentage of total operating areas, excluding the Corporate Centre. Global businesses’ RoTEs are adjusted based on Group’s deployed capital; targets have been adjusted for AT1 costs. See original pre-AT1 RoTE targets in the appendix of this presentation.

Wealth Management & Insurance, which includes the group’s private banking, asset management or insurance businesses, increased its attributable profit by 27% to €2,063 million, supported by strong revenue growth across businesses (fees and revenue from Insurance joint ventures and from Portfolio Investments), reflecting its focus on fee generating activities. Assets under management reached a new record of €558 billion (+14%), while the efficiency ratio improved to 35.3% and RoTE (post-AT1) reached 68.5%.

Payments generated an attributable profit of €883 million (+155%), with double-digit growth in net interest income and fees, more than offsetting higher provisions, driven by increased activity. Efficiency improved by 5.3 percentage points to 39.2%, and cost of risk stood at 7.91%. The cost per transaction at PagoNxt improved 43% to €2.0 cents. In PagoNxt, the EBITDA margin increased to 34.5% and payments volume in the whole area increased 9% to €576 billion, including Getnet and Cards spending.

Banco Santander is the largest bank in the eurozone and one of the largest banks in the world, with a globally diversified business model structured around five global businesses: Retail, Consumer, CIB, Wealth and Payments. The group has firm roots in Europe and the Americas, serving over 180 million customers, supported by around 198,000 employees and 3.5 million shareholders. Its market capitalization at year-end was €148 billion.

1 Reconciliation of underlying results to statutory results, available in the ‘Alternative Performance Measures’ section of the financial report at CNMV and at santander.com.

2 As previously announced, Santander intends to allocate at least €10bn to shareholder remuneration in the form of share buybacks, corresponding to the 2025 and 2026 results, as well as to the expected excess capital. This share buyback target includes: (i) buybacks that are part of the existing shareholder remuneration policy outlined below, and (ii) additional buybacks following the publication of annual results to distribute year-end excesses of CET1 capital. The current remuneration policy for the 2025 results, which the board intends to apply, remains the same as for the 2024 results, consisting of a total shareholder remuneration of approximately 50% of the Group's reported profit (excluding non-cash and non-capital ratios impact

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items), distributed in approximately equal parts between cash dividends and share buybacks. The execution of the shareholder remuneration policy and share buybacks to distribute the excess CET1 capital is subject to corporate and regulatory decisions and approvals.

3 Note: targets market dependent. Based on macro assumptions aligned with international economic institutions. Targets assuming cost of risk stable. 2026 targets are set excluding Poland, TSB and Webster; 2027 targets including TSB and Webster. CET1 ratio targets including all the impacts from inorganic transactions.

4 Excluding the capital gain resulting from the sale of Santander Bank Polska to Erste Group in 2026, as well as TSB and Webster integration and restructuring charges.

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Key consolidated data (from financial report)

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SOLVENCY (%)	Dec-25	Sep-25		Dec-25	Dec-24		Dec-23
Phased-in CET1 ratio	13.5	13.1		13.5	12.8		12.3
Phased-in total capital ratio	17.8	17.4		17.8	17.4		16.4

CREDIT QUALITY (%) [1]	Dec-25	Sep-25		Dec-25	Dec-24		Dec-23
Cost of risk [2, 3]	1.15	1.13		1.15	1.15		1.18
NPL ratio	2.91	2.92		2.91	3.05		3.14
NPL coverage ratio	66	67		66	65		66

MARKET CAPITALIZATION AND SHARES	Dec-25	Sep-25	%	Dec-25	Dec-24	%	Dec-23
Shares (millions)	14,689	14,885	(1.3)	14,689	15,152	(3.1)	16,184
Number of shareholders	3,518,729	3,520,788	(0.1)	3,518,729	3,485,134	1.0	3,662,377
Share price (euros)	10.070	8.874	13.5	10.070	4.465	125.6	3.780
Market capitalization (EUR million)	147,921	132,092	12.0	147,921	67,648	118.7	61,168
Tangible book value per share (euros)	5.76	5.56		5.76	5.24		4.76
Price / Tangible book value per share (X)	1.75	1.60		1.75	0.85		0.79

CUSTOMERS (thousands) [4]	Dec-25	Sep-25	%	Dec-25	Dec-24	%	Dec-23
Total customers	180,221	178,374	1.0	180,221	172,537	4.5	164,542
Active customers	106,410	105,528	0.8	106,410	103,262	3.0	99,503
Digital customers	62,982	62,258	1.2	62,982	59,317	6.2	54,161

OTHER DATA [4]	Dec-25	Sep-25	%	Dec-25	Dec-24	%	Dec-23
Number of employees	198,403	201,304	(1.4)	198,403	206,753	(4.0)	212,764
Number of branches	7,124	7,389	(3.6)	7,124	8,086	(11.9)	8,518

Note: for Argentina and any grouping which includes it, the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For further information, see the 'Alternative performance measures' section in the appendix to this report.

Certain figures contained in this report, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

1. For further information, see the 'Alternative performance measures' section in the appendix to this report.
2. In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS financial measures, including the figures related to "underlying" results, which do not include factors that are outside the ordinary course of our business, or have been reclassified within the underlying income statement. Further details are provided in the 'Alternative performance measures' section of the appendix to this report. For further details on the APMs and non-IFRS measures used, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the annual consolidated financial statements prepared under IFRS, please see our 2024 Annual Financial Report, published in the CNMV on 28 February 2025, our 20-F report for the year ending 31 December 2024 filed with the SEC in the United States on 28 February 2025 as well as the 'Alternative performance measures' section of the appendix to this report.
3. Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months.
4. Customers, employees and branches include Poland.

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Important information

Non-IFRS and alternative performance measures

Banco Santander, S.A. (“Santander”) cautions that this document may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods.

Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR.

For more details on APMs and non-IFRS measures, please see the 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 28 February 2025 https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2025/sec-2024-annual-20-f-2024-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q4 2025 Financial Report, published on 3 February 2026 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results).

Forward-looking statements

Santander hereby warns that this document may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and non-financial information. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this document), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume:

•	general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine, the uncertainties following the ceasefire agreement in the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;

•	exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents;

•	exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); • political instability in Spain, the UK, other European countries, Latin America and the US;

•	potential losses from early loan repayment, collateral depreciation or counterparty risk;

•	political instability in Spain, the UK, other European countries, Latin America and the US;

•	changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;

•	legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;

•	acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;

•	climate-related conditions, regulations, targets and weather events;

•	uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under

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mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law;

•	our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and

•	changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries.

Additionally, Webster Financial Corporation’s (“Webster”) and Santander’s actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Santander’s filings with the SEC: (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made.

Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.

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Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.

ADDITIONAL INFORMATION ABOUT THE ACQUISITION OF WEBSTER AND WHERE TO FIND IT

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, SANTANDER, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Santander through the website maintained by the SEC at http://www.sec.gov.

No offer or solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this communication. By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.

Participants in the solicitation

Webster, Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of Webster and Santander is set forth in (i) Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Director Nominees”, “Director Independence”, “Non-Employee Director Compensation and Stock Ownership Guidelines”, “Compensation and Human Resources Committee Interlocks and Insider Participation”, “Executive Compensation”, “2024 Pay Versus Performance” and “Security Ownership of Certain Beneficial Owners and Management”, which was filed with the SEC on April 11, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000015/wbs-20250411.htm, and (ii) Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 28, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san-20241231.htm. To the extent holdings of each of Webster’s or Santander’s securities by its directors or executive officers have changed since the amounts set forth in Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders and in Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, such changes have been or will be reflected on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC and on Santander’s Annual Report on Form 20-F for the year ending December 31, 2025. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus of Webster and Santander and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing mentioned in this document should be taken as a profit and loss forecast.

Third Party Information

In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to

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correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this document, and in case of any deviation, Santander assumes no liability for any discrepancy.

Sale of 49% stake in Santander Bank Polska to Erste Group

All figures, including P&L, loans and advances to customers, customer funds and other metrics are presented on an underlying basis and include Santander Bank Polska, in line with previously published quarterly information, i.e. maintaining the same perimeter that existed at the time of the announcement of the sale of 49% stake in Santander Bank Polska to Erste Group (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-privilegiada/2025/05/hr-2025-05-05-santander-announces-the-sale-of-49-per-cent-of-santander-polska-to-erste-group-bank-and-agrees-strategic-cooperation-across-cib-and-payments-en.pdf). For    further    information,    see    the    'Alternative performance   measures'   section   of   Banco   Santander,   S.A.   (Santander)   Q4   2025   Financial   Report,   published   on   3   February   2026 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 3, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance